Exhibit 99.2

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES 2020 SECOND QUARTER RESULTS

August 11, 2020, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and six month periods ended June 30, 2020.

HIGHLIGHTS

Highlights for the three month period ended June 30, 2020, including events subsequent to the quarter, are set out below:

•

Granite’s net operating income (“NOI”) was $71.2 million in the second quarter of 2020 compared to $59.1 million in the prior year period, an increase of $12.1 million primarily as a result of acquisition activity beginning in the second quarter of 2019;

•

Same property NOI — cash basis(4) increased by 5.5% and 4.8% for the three and six month periods ended June 30, 2020, respectively, excluding the impact of foreign exchange (4.5% for the fiscal 2019 year);

•

Funds from operations (“FFO”)(1) was $53.5 million ($0.97 per unit) in the second quarter of 2020 compared to $43.1 million ($0.89 per unit) in the second quarter of 2019. Included in FFO this quarter is a $0.9 million expense relating to the fair value adjustment on trustee/director deferred stapled unit liabilities due to the increase in the Trust’s unit price during the quarter;

•	Adjusted funds from operations (“AFFO”)(2) was $51.3 million ($0.93 per unit) in the second quarter of 2020 compared to $42.3 million ($0.88 per unit) in the second quarter of 2019;

•	AFFO payout ratio(3) was 78% for the second quarter of 2020 compared to 83% in the second quarter of 2019;

•

Granite’s net income attributable to stapled unitholders decreased to $75.7 million in the second quarter of 2020 from $98.7 million in the prior year period primarily due to a $35.1 million decrease in net fair value gains on investment properties, partially offset by a $12.1 million increase in net operating income as noted above;

•

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters;

•

On June 4, 2020, Granite issued $500.0 million aggregate principal amount of 3.062% Series 4 senior unsecured debentures due June 4, 2027 (the “2027 Debentures”). The 2027 Debentures were issued as green bonds under Granite’s Green Bond Framework, outlined on Granite’s website. Granite also entered into a cross currency interest rate swap to exchange the Canadian dollar denominated principal and interest payments of the 2027 Debentures for US dollar denominated payments, resulting in an effective fixed interest rate of 2.964% for the seven year term;

•

On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities located in Weert, Netherlands as previously announced for $31.9 million (€20.6 million), excluding transaction costs. The property is leased to Moonen Packaging, a European leader in environmentally-friendly packaging. The property received a BREEAM “Excellent” sustainability certification;

•

On June 8, 2020, Granite purchased a parcel of development land in Fort Worth, Texas in the United States for $8.9 million, excluding transaction costs. The future speculative development of this property is expected to include a 0.6 million square foot state-of-the-art e-commerce and logistics facility;

•

On June 18, 2020, Granite closed on the acquisitions of four of a portfolio of five income-producing properties located in the Midwest markets of Cincinnati, Columbus and Indianapolis in the United States (the “Midwest Portfolio”) for $177.6 million, excluding transaction costs. Subsequent to June 30, 2020, the fifth property in the Midwest Portfolio located at 5415 Centerpoint Parkway, Ohio was purchased on July 8, 2020 for $45.3 million, excluding transaction costs. The five modern distribution warehouses are located in established business parks in close proximity to extensive highway and major air and rail systems and are 100% leased to six tenants;

•

On June 18, 2020, Granite closed on the acquisition of three income-producing properties located in the Memphis market in the United States for $111.6 million, excluding transaction costs. The three modern distribution warehouses are strategically located near major e-commerce distribution infrastructures and are 100% leased to five tenants; and

•

On July 1, 2020, Granite closed on the acquisition of the remaining two of the three facilities in the Netherlands previously announced for $108.3 million (€70.8 million). The property located at Francis Baconstraat 4, Ede, Netherlands is 100% leased to ERIKS, a global industrial service provider. The property located at De Kroonstraat 1, Tilburg, Netherlands is 100% leased to Decathlon, the world’s largest sports retailer. The 0.1 million square foot expansion at this facility is expected to be completed in the fourth quarter of 2020 and the remaining costs to complete the expansion are anticipated to be approximately $7.7 million (€5.0 million) as at the date of acquisition.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2020	2019	2020	2019
Net operating income (“NOI”)	$71.2	$59.1	$139.1	$114.3
Net income attributable to stapled unitholders	$75.7	$98.7	$157.0	$176.9
Funds from operations (“FFO”)(1)	$53.5	$43.1	$110.3	$83.8
Adjusted funds from operations (“AFFO”)(2)	$51.3	$42.3	$106.9	$82.0
Diluted FFO per stapled unit(1)	$0.97	$0.89	$2.02	$1.78
Diluted AFFO per stapled unit(2)	$0.93	$0.88	$1.96	$1.74
Monthly distributions paid per stapled unit	$0.73	$0.70	$1.45	$1.40
Special distribution paid per stapled unit	—	—	—	$0.30
AFFO payout ratio(3)	78%	83%	74%	82%

As at June 30 and December 31,			2020	2019
Fair value of investment properties			$5,097.3	$4,457.9
Cash and cash equivalents			$617.2	$298.7
Total debt			$1,800.5	$1,250.3
Net leverage ratio(5)			23%	21%
Number of income-producing properties			94	85
Gross leasable area (“GLA”), square feet			44.3	40.0
Occupancy, by GLA			99.1%	99.0%
Magna as a percentage of annualized revenue(7)			40%	42%
Magna as a percentage of GLA			32%	35%
Weighted average lease term in years, by GLA			6.1	6.5
Overall capitalization rate(6)			6.0%	6.1%

A more detailed discussion of Granite’s combined financial results for the three and six month periods ended June 30, 2020 and 2019 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the unaudited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

COVID-19 PANDEMIC UPDATE

Granite’s portfolio is well positioned to deliver both cash flow stability and growth as well as long-term value for unitholders. While the full impact of the COVID-19 pandemic cannot be predicted, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 65% of total annualized revenue(7) represented by Granite’s top ten tenants at June 30, 2020. COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. It is difficult to predict at this time what continued impact COVID-19, including any further waves of new infections in the markets where Granite operates that could lead to reinstated emergency measures, will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

During the three and six month periods ended June 30, 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received over 99% of rent due in the second quarter of 2020 and over 99% of July rents. In addition, Granite has granted one rent deferral to a tenant in Germany; however, of the rent in arrears for May and June totaling $0.3 million (€0.2 million), $0.2 million was received and the balance is expected to be paid by the end of the third quarter 2020. Granite has not recognized any provisions for uncollected rent at this time as it expects any outstanding rent to be received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the six month period ended June 30, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and six month periods ended June 30, 2020. It is impossible to forecast the duration and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s operations in the long-term. Certain aspects of Granite’s business and operations that could be potentially impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

As at August 11, 2020, Granite has total liquidity of approximately $1.1 billion, including its fully undrawn operating facility which is sufficient to meet its current committed acquisitions, development and construction projects of approximately $80.0 million. Granite’s nearest debt maturity of $250 million occurs in July 2021 and Granite’s investment property portfolio of approximately $5.1 billion remains fully unencumbered. In addition, during the second quarter of 2020, Granite continued to strengthen its balance sheet by increasing available liquidity through the issuance of the $500 million 2027 Debentures and completing the equity offering of 4,255,000 stapled units for gross proceeds of $289.3 million. Granite believes it is well-positioned to weather the current market volatility and any negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

CONFERENCE CALL

Granite will hold a conference call on Wednesday, August 12, 2020 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (877) 217-8775. For international callers, please use 1 (416) 641-6684. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21965065. The replay will be available until Monday, August 24, 2020.

OTHER INFORMATION

Additional property statistics as at June 30, 2020 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

Granite owns over 100 investment properties representing approximately 45.2 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI - cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid. The AFFO metrics in the comparative periods have been updated to conform to the current period’s presentation. AFFO, diluted AFFO per unit and AFFO payout ratio for the three months ended June 30, 2019 remained the same as previously reported. AFFO, diluted AFFO per unit and AFFO payout ratio for the six months ended June 30, 2019 were previously reported as $81.5 million, $1.73 per unit and 83%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper.

In accordance with the REALPAC White Paper, leasing commissions incurred in the three and six month periods ended June 30, 2020 exclude $1.9 million of leasing commissions incurred on the lease-up of a recently completed development property in Plainfield, Indiana during the second quarter of 2020.

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit amounts)		2020	2019	2020	2019
Net income attributable to stapled unitholders		$75.7	$98.7	$157.0	$176.9
Add (deduct):
Fair value gains on investment properties, net		(34.5)	(69.6)	(70.5)	(119.7)
Fair value losses on financial instruments, net		3.9	1.7	5.8	1.8
Loss on sale of investment properties		—	0.6	—	1.4
Deferred income tax expense		7.4	11.8	17.7	22.7
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		1.0	—	0.2	0.7
Non-controlling interests relating to the above		—	(0.1)	0.1	—
FFO(1)	[A]	$53.5	$43.1	$110.3	$83.8
Add (deduct):
Maintenance or improvement capital expenditures incurred		(1.9)	(0.2)	(3.0)	(1.1)
Leasing commissions incurred(2)		(0.1)	(0.3)	(0.1)	(0.3)
Tenant incentives incurred		—	(0.1)	—	(0.3)
Tenant incentive amortization		1.3	1.3	2.6	2.6
Straight-line rent amortization		(1.5)	(1.5)	(2.9)	(2.7)
AFFO(2)	[B]	$51.3	$42.3	$106.9	$82.0
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.97	$0.89	$2.02	$1.78
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.93	$0.88	$1.96	$1.74
Basic weighted average number of stapled units	[C]	54.9	48.2	54.5	47.0
Diluted weighted average number of stapled units	[D]	54.9	48.3	54.5	47.0

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. Refer to the change in the current year period to the calculation of AFFO payout ratio in footnote (2) above.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of June 2020 or December 2019, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the impact of COVID-19 on Granite’s on-going projects in terms of construction spending and expected completion dates; the repayment of rent deferrals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from financing initiatives; the expected construction of a grocery e-commerce distribution facility in Bleiswijk, Netherlands and a 0.1 million square foot expansion at the Tilburg, Netherlands property; Granite’s intended use of the net proceeds of its debenture and equity offerings to fund potential acquisitions and for the other purposes described previously; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures as to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s Annual Information Form for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.